Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR

February 13, 2015

Re:  Allianz Life Insurance Company of North America and Allianz Life Variable Account B (SEC File No. 811-05618)

Rule 485(a) Amendment to Registration Statement No.	( ‘33 Act) Post-Effective Amendment No.	(’40 Act) Amendment No.
333-182987	12	423
333-139701	44	424
333-171427	22	425
333-182989	9	426
333-169265	21	427

Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C (SEC File No. 811-05716)

Rule 485(a) Amendment to Registration Statement No.	( ‘33 Act) Post-Effective Amendment No.	(’40 Act) Amendment No.
333-182990	11	213
333-143195	44	214
333-171428	23	215

Enclosed for filing please find eight Post-Effective Amendments to the Form N-4 Registration Statements for the above-referenced Registrants filed pursuant to Rule 485(a). The changes are the same for each of the eight registration statements. The primary purposes of this filing are:

-	to discontinue offering the Income Focus rider for new sales, and

-	to add a Rate Sheet Prospectus Supplement that will allow us to make changes to the rates used to calculate the benefits provided by the Income Protector and Investment Protector riders.

For the convenience of the staff in reviewing the Registration Statement, a redline copy of the Registration Statement is being sent via email to the Office of Insurance Products of the Division of Investment Management.

Additional required exhibits will be filed by amendment. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

The Registrant recognizes that it is responsible for the adequacy and accuracy of disclosures in its Registration Statement. The staff's review and changes to the Registration Statement based on staff comments does not bar the Commission from taking future action with respect to the filing. In addition, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant may not assert the staff's review or acceleration of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:   /s/ Stewart D. Gregg

            Stewart D. Gregg